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EXHIBIT 99(a)(1)(HH)

FOR IMMEDIATE RELEASE	Contacts: EarthLink (media relations) Dan Greenfield 404-748-6889 greenfie@corp.earthlink.net
EarthLink (investor relations) Mike Gallentine 404-748-6153 gallentineml@corp.earthlink.net
Cidco Incorporated Richard Kent, Chief Financial Officer and Chief Operating Officer 408-779-1162 rick.kent@cidco.com
Bates Churchill Investor Relations (Cidco investor relations) Don King 713-267-7280 dking@batesww.com

EARTHLINK PURCHASES 80.5 PERCENT OF CIDCO

    ATLANTA, December 3, 2001—EarthLink, Inc. (Nasdaq: ELNK) and Cidco Incorporated (Nasdaq: CDCO) today announced that EarthLink has purchased approximately 80.5 percent of Cidco's common stock for $.36 per share in cash in connection with EarthLink's previously announced tender offer that expired on November 29, 2001. As part of the two-step acquisition process, Cidco will now hold a special stockholders' meeting to complete its merger with EarthLink. Upon obtaining the requisite majority approval by the Cidco stockholders, of which EarthLink holds 80.5%, the remaining stockholders of Cidco will receive $.36 per share in cash upon the closing of the merger, which is expected to take place in mid-January 2002.

About EarthLink

    The #1 Provider of the Real Internet™, EarthLink brings the magic of the Internet to approximately 4.8 million subscribers every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities over a nationwide network of dial-up points of presence, as well as high-speed access and wireless technologies. EarthLink is committed to doing an exceptional job of pleasing its subscribers, shareholders and the community by following the company's Core Values and Beliefs [http://www.earthlink.net/about/ourvalues/cvb/index.html]. Information about EarthLink services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

About Cidco

    Cidco Inc. is a worldwide leader in personal Internet communications products and services that enable consumers to communicate simply and easily over the Internet. Cidco introduced its first Internet appliance in 1998, and now provides a family of portable, affordable, easy-to-use devices that make e-mail and other Internet-based information readily available to consumers. The company is headquartered in Morgan Hill, Calif., at the south end of Silicon Valley. For additional information, visit www.CIDCO.com or call (408) 779-1162.

WHERE YOU CAN FIND ADDITIONAL INFORMATION: Investors and security holders are urged to read the proxy statement regarding the proposed merger when it becomes available because it will contain important information about the transaction, including the participants in the solicitation of proxies. The proxy statement will be filed with the Securities and Exchange Commission by Cidco. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by with the SEC at its Web site at www.sec.gov. The proxy statement and these other documents may also be obtained for free from Cidco.

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  EXHIBIT 99(a)(1)(HH)